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                                   /         OMB APPROVAL            /
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                                   / OMB Number:      3235-0145 /
                                   / Expires:September 30, 1988 /
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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*


                    TOWER PROPERTIES COMPANY
                --------------------------------
                        (Name of Issuer)

                          Common Stock
                 ------------------------------
                 (Title of Class of Securities)

                            891852105
                         --------------
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

C 1745 (5-87)
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  CUSIP NO. 891852105                        PAGE 2 OF 5 PAGES
- -----------------------                      ------------------

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     NAME OF REPORTING PERSON
 1   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          COMMERCE BANCSHARES, INC.
          IRS ID# 43-0889454
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                     (a) [_]
                                                       (b) [_]
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     SEC USE ONLY
 3
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     CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Missouri
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                         SOLE VOTING POWER
                    5
     NUMBER OF                19,688

      SHARES        ------------------------------------------------------
                         SHARED VOTING POWER
    BENEFICIALLY    6
                              16,219
     OWNED BY       ------------------------------------------------------
                         SOLE DISPOSITIVE POWER
        EACH        7
                              19,688
     REPORTING      ------------------------------------------------------
                         SHARED DISPOSITIVE POWER
      PERSON        8

      WITH                    16,219

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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          35,907
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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11        20.9%
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     TYPE OF REPORTING PERSON*
12        HC
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!
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  CUSIP NO. 891852105                        PAGE 3 OF 5 PAGES
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Item 1(a) NAME OF ISSUER:
          Tower Properties Company
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Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          911 Main Street
          Kansas City, Missouri 64105
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Item 2(a) NAME OF PERSON FILING:
          Commerce Bancshares, Inc.
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Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          1000 Walnut Street
          Kansas City, Missouri 64106
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Item 2(c) CITIZENSHIP:
          Missouri
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Item 2(d) TITLE OF CLASS OF SECURITIES:
          Common Stock
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Item 2(e) CUSIP NUMBER:
          891852105
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Item 3    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b),
          CHECK WHETHER THE PERSON FILING IS A:

     (g)       [x]  Parent Holding Company, in accordance with
                    Section 240.13d-1(b)(ii)(G)
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Item 4    OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED:
               35,907
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     (b)  PERCENT OF CLASS:
               20.9%
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  CUSIP NO. 891852105                        PAGE 4 OF 5 PAGES
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     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  sole power to vote or direct the vote:
                    19,688
          (ii) shared power to vote or to direct the vote:
                    16,219
          (iii)sole power to dispose or to direct the disposition of:
                    19,688
          (iv) shared power to dispose or to direct the disposition of:
                    16,219
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Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               Not applicable.
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Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               All of the shares reported herein are held by Registrant's subsidiary bank under trusts or other fiduciary relationships. The right to receive with a power to direct receipt of dividends from or the proceeds from the sale of such securities is governed by the respective trust or fiduciary instrument. No single beneficiary of any of the trusts or other fiduciary relationships reported on herein has such rights relating to more than 5% of the common stock.

               The increase in number of shares as to which the trustee has sole power to vote or direct the vote is due to gifts being made to minor grandchildren of shares of Issuer's common stock, the voting and dispositive rights as to which were formerly held by such donor but are now held by the custodian (subsidiary bank).
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Item 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
          THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
               Commerce Bank, N.A. (Kansas City, Missouri), and Commerce
               Bank of St. Joseph, N.A. (St. Joseph, Missouri), are the subsidiaries which acquired the security being reported on by the parent holding company.

               Commerce Bank, N.A. (Kansas City, Missouri) and Commerce
               Bank of St. Joseph, N.A. (St. Joseph, Missouri) are each a bank as defined in Section 3(a)(6) of the Act.
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  CUSIP NO. 891852105                        PAGE 5 OF 5 PAGES
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Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not applicable.
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Item 9    NOTICE OF DISSOLUTION OF GROUP:
               Not applicable.
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Item 10   CERTIFICATION:
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
- ------------------------------------------------------------------------------
SIGNATURE:
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               COMMERCE BANCSHARES, INC.


               By:      T. Alan Peschka

               Name:  T. Alan Peschka
               Title:  Vice President, Secretary
                      and General Counsel

               Dated: April 20, 1995

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Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations.  (See 18 U.S.C. 1001)